INDEPENDENT AUDITORS' CONSENT



The Board of Directors
WinsLoew Furniture, Inc.

We consent to the inclusion of our report dated November 10, 2000, with respect to the consolidated balance sheets of Brown Jordan International and Subsidiaries as of September 30, 2000 and September 25, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 2000 and September 26, 1999 and our report dated November 5, 1999, with respect to the consolidated balance sheets of Brown Jordan International, Inc. and Subsidiaries as of September 26, 1999 and September 25, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years ended September 25, 1999 and September 25, 1998, which reports appear in the Form 8-K of WinsLoew Furniture, Inc. dated July 20, 2001.



KPMG Signature


Los Angeles, California
July 20, 2001